FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
           For the period of July 15, 2004 to July 29, 2004

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated 6  July 2004 announcing Holding(s) in Company
2.  News release dated 15 July 2004 announcing Licence Agreement
3.  News release dated 21 July 2004 announcing Additional Listing
4.  News release dated 21 July 2004 announcing Holding(s) in Company
5.  News release dated 29 July 2004 announcing Holding(s) in Company

Enclosure 1


SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES
                   FOLLOWING INCREASE IN ISSUED SHARE CAPITAL

1. Name of company
Vernalis plc

2. Name of shareholder having a major interest
Legal & General Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notification is in respect of beneficial ownership by shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares / amount of stock acquired
Not Applicable

6. Percentage of issued class
Not Applicable

7. Number of shares / amount of stock disposed
Not Applicable

8. Percentage of issued class
Not Applicable

9. Class of security
Ordinary 5p shares

10. Date of transaction
1 July 2004

11. Date company informed
2 July 2004

12. Total holding following this notification
Not Disclosed

13. Total percentage holding of issued class following this notification
2.90 per cent

14. Any additional information
Following the recent increase in the Issued Share Capital of Vernalis plc to 148,345,370, Legal & General Group plc and/or its subsidiaries' shareholding has reduced from 3.03% to 2.90% and therefore, no longer has a notifiable interest.

15. Name of contact and telephone number for queries
Tony Weir, Chief Financial Officer, + 44 (0)118 977 3133

16. Name and signature of authorised company official responsible for making this notification
Tony Weir, Chief Financial Officer

Date of notification
6 July 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.






Enclosure 2


                                                                    15 July 2004

Vernalis plc and Endo Pharmaceuticals Holdings Inc. Announce North American Licence Agreement and Co-Promotion Option for Frova(TM)



Vernalis plc (LSE VER.L; NASDAQ VNLS) ("Vernalis") and Endo Pharmaceuticals Holdings Inc.(NASDAQ: ENDP) ("Endo"), today announced an agreement for Vernalis to license exclusive North American sales and marketing rights to Frova(TM) (frovatriptan succinate, 2.5mg) to Endo, in a transaction that will pay Vernalis $60 million in upfront and anniversary payments, $40 million on approval of Frova(TM) for menstrually associated migraine ("MAM"), up to $255 million in sales milestones and a $50 million 5-year loan facility. These payments could total more than $400 million. The agreement also contains an option for Vernalis to elect to co-promote Frova(TM) in the US market. Completion of the transaction is subject only to US anti-trust clearance, which is expected in the next 30-60 days. Vernalis also separately announced, conditional on closing of the Endo transaction, that it intends to accelerate the repayment of its outstanding obligations to Elan, which could save Vernalis up to $6 million.

Key terms of the agreement are:

- $60m in unconditional payments to Vernalis comprising $30m license fee payable upon closing of the transaction and two $15m payments on the first and second anniversaries of closing.

- $50m, 5-year loan facility to be first used to repay Vernalis' obligation to Elan

- $40m milestone on FDA approval of the use of Frova(TM) as a prophylactic treatment for MAM, which is currently in Phase III clinical development.

- Up to $255m in sales milestones based on increasing net sales targets starting with a milestone of $10m on $200m net annual sales.

- Tiered royalties of 20% and higher on sales following FDA approval of the MAM indication.

- Significant and immediate investment by Endo in the sales and marketing for Frova(TM) for acute migraine treatment and, if approved, for MAM.

- Funding of a defined number of details over a defined period beginning January 1, 2006 and training from Endo for the establishment and maintenance of a Vernalis US specialty neurology sales force to co-promote Frova(TM) and possibly other ethical drugs.

Commenting on the agreement, Simon Sturge, CEO of Vernalis said:

"We are delighted to be partnering Frova(TM) with Endo who we believe will be an ideal partner to exploit fully the potential of Frova(TM). This transaction provides both significant capital to Vernalis, and for the establishment of Vernalis' North American commercial infrastructure initially funded by Endo. As one of America's leading pharmaceutical companies in the area of pain management, Endo's sales force already has well established relationships with the leading North American neurologists and primary care physicians who prescribe pain medications. With a multi-billion dollar market capitalization, Endo has the financial strength to invest in the repositioning of Frova(TM) to physicians prescribing medications for migraines. Further, Endo's track record of growing its sales by a 40% compound annual rate over the last five years clearly demonstrates its capability to build branded pain medications."

Also commenting on the agreement, Tony Weir, CFO of Vernalis added:

"The unconditional funding and loan facility, which total $110 million over the next two years, substantially strengthen Vernalis' balance sheet and allow Vernalis significantly more flexibility to finance its future operations."

Carol A. Ammon, Chairman and CEO of Endo, commented on the transaction:

"We are delighted to be able to add a proprietary brand such as Frova(TM) to our portfolio, which is patent-protected until 2015, including a composition of matter patent, and pleased to be partnering with Vernalis, a company dedicated to the discovery and development of novel medicines to treat human disease. We see Frova(TM), our first branded neurology product, as an excellent strategic fit that will reinforce our leadership position in pain management while expanding our franchise into a complementary therapeutic area such as CNS (central nervous system) disorders.

Peter A. Lankau, President & COO of Endo, remarked as follows on the transaction:

"Frova(TM) has differentiating features from other migraine products, including the longest half life in the triptan class and a very low reported recurrence rate in its clinical program. These distinct characteristics have yet to be fully exploited in the North American market, and we believe that we will be able to capitalize on Frova(TM)'s clinical benefits and commercial potential by effectively leveraging the relationships and reputation that Endo has built with the neurology community over the years in marketing our topical analgesic patch Lidoderm(R). Further, Frova(TM)'s potential future application for the treatment of menstrually associated migraine makes it one of Endo's most promising products."

Ferghana Partners Group (New York and London), a specialist investment bank in the life sciences field, acted as transaction advisor to Vernalis.

Licence Agreement

Under the terms of the licence agreement, Endo will make unconditional payments totalling $60 million to Vernalis, including $30 million at closing and $15 million in each of 2005 and 2006. Endo will make a significant immediate promotional investment behind frovatriptan while Vernalis retains financial and operational responsibility for the MAM clinical development program. On FDA approval of the MAM indication, Endo will make an additional payment of $40 million to Vernalis. Endo will also make various milestone payments to Vernalis upon the achievement of certain annual sales thresholds starting with a milestone of $10 million upon reaching $200 million net sales.

Vernalis has retained rights to co-promote frovatriptan in North America. Endo will establish, train and fund a Vernalis sales force for a period of up to five years. The Vernalis specialty sales force will be trained to call on neurologists, primarily in the United States, and would form Vernalis' core commercial operations in North America for the future sale of ethical pharmaceuticals.

Loan Agreement

Endo will provide Vernalis with a loan of $50 million at closing. The loan will first be used to make a payment in full and final settlement of the amounts currently due to Elan of $20 million on 31 December 2004 and $25 million on 31 December 2005. Provided it is made before 31 August 2004, this payment to Elan will be $39 million. In addition, Vernalis will make a payment to Elan of approximately $4.5 million for inventory with the balance of the loan being available for general corporate purposes.

The loan will be secured against the revenues receivable by Vernalis under the licence agreement. At Endo's election, Endo are able to offset $20 million of the MAM approval milestone of $40 million and 50 per cent of all royalties to be paid to Vernalis to repay the loan. To the extent not previously repaid, the loan is due in full after five years. Interest is at the rate of 5 per cent per annum payable semi-annually with Vernalis having the option to defer payment of interest and increase the loan outstanding each time an interest payment becomes due.

Vernalis' Capital Requirements.

Vernalis' shareholders approved the reacquisition of the North American rights to frovatriptan from Elan on 13 May 2004 based on the information provided in a circular to shareholders dated 28 April 2004. In that circular, Vernalis stated that the Company intended to seek additional equity funds in order to meet its payment obligations to Elan.

Vernalis will apply the amounts receivable under the loan agreement with Endo to settle its payment obligations to Elan as outlined above. In addition, the payments received under the licence agreement with Endo will substantially strengthen Vernalis' balance sheet and give it significantly increased flexibility in financing its future operations.

Endo Background

Endo is a NASDAQ listed specialty pharmaceutical company with a market capitalisation of approximately $3bn, and a market leading position in the rapidly growing pain management market. It has a focused sales force, which has grown sales by a compound annual growth rate of 40% from 1998 - 2003. Sales in the year to 31 December 2003 were approximately $596m with consolidated EBITDA of $266m. Endo currently targets sales and marketing to approximately 35,000 physicians through 70 specialty representatives and 160 community based representatives, and has plans to grow both the number of specialty representatives and community based representatives, in part to grow Frova(TM) sales.

Endo has an established portfolio of branded products including Lidoderm(R) and Percocet(R), and a development pipeline with eight mid-to-late stage products. The Company has development and regulatory expertise in pain and neuropathic pain and neurology with a proven regulatory track record. Endo is financially strong with net cash at end June 2004 of approximately $230m and significant annual positive cash flows.

Frova(TM) Background

Frovatriptan is approved in the US (marketed as Frova(TM)) and across Europe for the acute treatment of migraine and, with a half life of 26 hours, has the longest half life of all the approved drugs in the triptan class. Frova(TM) is currently in Phase III development for the distinct label for prophylaxis of menstrually associated migraine for which no existing triptans are approved.

In April 2003 data were presented from an initial clinical study into the efficacy of frovatriptan as a preventive treatment for MAM which affects around 50 per cent of all women who suffer migraine. The data demonstrated a highly statistically significant improvement in the number of patients who were headache-free during the peri-menstrual period for both the studied dose regimens of frovatriptan compared to placebo (p<0.0001). Over half of the patients at the higher dose regimen were headache free during their menstrual period.

A long-term Phase III safety study has completed recruitment and a confirmatory Phase III efficacy trial is planned for the second half of 2004 to support extension of the existing frovatriptan label to include this novel indication. If the positive initial results are confirmed, these studies should lead to regulatory submissions in the US and Europe in 2H 2005.

In January 2004, Vernalis commissioned independent market research to evaluate the potential of frovatriptan both under the existing label as an acute treatment for migraine and for the potential new MAM indication. Importantly, the research concluded that the potential exists for significant sales growth in the US market if a competitive marketing effort is targeted at neurologists and primary care physicians. The research also highlighted that:

- Frova(TM) has achieved good penetration into the US neurology market with a market share of around 7%; and

- The level of repeat prescriptions (approximately 50% of scrips) is evidence of strong patient satisfaction due, in part, to frovatriptan having the longest half-life in the triptan class of drugs.

Enquiries:

Vernalis plc
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
+44 (0)118 977 3133

Brunswick Group
Jon Coles / Wendel Carson
+44 (0)20 7404 5959

Enclosure 3

Vernalis PLC

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 300,000 Ordinary shares of 5p each under the Discretionary Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Enclosure 4

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

INVESCO UK ICVC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd

5. Number of shares / amount of stock acquired

766,707

6. Percentage of issued class

0.52 per cent

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 5p shares

10. Date of transaction

19th July 2004

11. Date company informed

Notification received on 20th July 2004

12. Total holding following this notification

24,359,066 shares

13. Total percentage holding of issued class following this notification

16.42 per cent (based on issued share capital of 148,345,370 Ordinary 5p shares)

14. Any additional information

Notification given by AMVESCAP PLC as agent for the ICVC named above. This shareholding is included in AMVESCAP's 29.2 per cent holding of Vernalis plc shares, as disclosed by AMVESCAP under SARs Rule 3 on 20th July 2004.

15. Name of contact and telephone number for queries

Tony Weir, Chief Financial Officer, 0118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

21st July 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure 5


SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES


All relevant boxes should be completed in block capital letters.


1.    Name of company                               2.  Name of shareholder having a major interest


      Vernalis plc                                      INVESCO UK ICVC


3.    Please state whether notification indicates   4.  Name of the registered holder(s) and, if more than
      that it is in respect of holding of the           one holder, the number of shares held by each of
      shareholder named in 2 above or in respect of     them
      a non-beneficial interest or in the case of
      an individual holder if it is a holding of
      that person's spouse or children under the
      age of 18

      Notification is in respect of beneficial          Vidacos Nominees Limited
      interest


5.    Number of shares/    6.  Percentage of issued 7.  Number of shares/amount   8. Percentage of issued
      amount of stock          class                    of stock disposed            class
      acquired

      1,000,000                0.67%                    n/a                          n/a


9. Class of security                              10.    Date of transaction     11.   Date company
                                                                                       informed

   Ordinary 5p shares                                    27 July 2004                  28 July 2004



12.   Total holding following this notification     13.    Total percentage holding of issued class
                                                           following this notification

      25,615,408                                           17.27%


14.   Any additional information                    15. Name of contact and telephone number for queries

      Notification given by AMVESCAP PLC as agent       Stephanie Coles, Company Secretarial Assistant,
      for the ICVC named above.  Notification           0118 977 3133
      states that the AMVESCAP holding for SAR
      purposes remains unchanged as the above
      shares were purchased from other funds under
      their management.



16. Name and signature of authorised company official responsible for making this notification

      Peter Worrall, Corporate Development Director


Date of notification   29 July 2004

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: August, 02, 2004                             Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer